SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                   61732R 10 7
                            MORGAN CREEK ENERGY CORP.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                  (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 14, 2006
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------                      --------------------------
CUSIP No.   61732R 10 7                              Page 2 of 7    Pages
---------------------------                     --------------------------
--------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:           Newport Capital Corp.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------
4       SOURCE OF FUNDS                     Subscription Agreement
--------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

--------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
--------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   625,000 Shares of Common Stock, of which
                                   125,000 shares of common stock are held of
                                   record by the wife of Pierce. Pierce is
                                   the sole officer and director of Newport
                                   Capital Corp.
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    625,000 Shares of Common Stock, of which
                                   125,000 shares of common stock are held of
                                   record by the wife of Pierce. Pierce is
                                   the sole officer and director of Newport
                                   Capital Corp.
                          -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        625,000 Shares of Common Stock, of which 125,000 shares of common stock are held of record by the wife of Pierce. Pierce is the sole officer and director of Newport Capital Corp.
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.15%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CORP
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Newport Capital Corp., a corporation organized under the laws of Belize ("Newport Capital"), and Brent Pierce, the sole officer, director and shareholder of Newport Capital ("Pierce"), as the reporting persons hereunder, relative to the acquisition by Newport Capital of certain shares of common stock issued by Morgan Creek Energy Corp. Newport Capital has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Morgan Creek Energy Corp., a Nevada corporation ("Morgan Creek"). Morgan Creek maintains its principal executive offices at 10120 S. Eastern Avenue, Suite 200, Henderson, Nevada 89052.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Newport Capital, a corporation organized under the laws of Belize, and Pierce, its sole officer, director and shareholder. The business address of Newport Capital is Rennweg 28 CH-8001, Zurich.

     Pursuant to General Instruction C of Schedule 13D, Newport Capital and Pierce (the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Persons, are as follows:

----------------------------------------------------------------------------
      Name                          Position with         Business Address
                                    Morgan Creek
----------------------------------------------------------------------------

Newport Capital Corp.               Shareholder           Rennweg 28
    and                                                   CH-8001
Brent Pierce                                              Zurich



----------------------------------------------------------------------------

     Pierce, on behalf of Newport Capital, has the sole right to control the disposition of and vote the 500,000 shares of Morgan Creek acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a subscription agreement between Morgan Creek and Newport Capital, the "Subscription Agreements"), an aggregate of 500,000 shares of restricted common stock of Morgan Creek were issued to Newport Capital. The consideration for the securities of Morgan Creek was the payment of cash.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Morgan Creek.

     Morgan Creek subsequently filed a registration statement on Form SB-2, which was declared effective by the Securities and Exchange Commission on February 14, 2006.

     Pursuant to the instructions for items (a) through (j) of Item 4, Newport Capital and Pierce have plans as follows:

     (a) As set forth in Item 3 of this Schedule, Newport Capital has acquired an aggregate of 500,000 shares of restricted common stock of Morgan Creek. Neither Newport Capital, nor Pierce, on behalf of Newport Capital, may consider the acquisition of additional securities of Morgan Creek in the future but do not have any current plans to do so.

     (b) Neither Newport Capital nor Pierce have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Morgan Creek or to enter into extraordinary corporate transactions.

     (c) Neither Newport Capital nor Pierce have any present plans or proposals to cause a sale or transfer of a material amount of assets of Morgan Creek.

     (d) Neither Newport Capital nor Pierce have any present plans or proposals to cause a change in the present board of directors or in the management of Morgan Creek, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Neither Newport Capital nor Pierce have any present plans or proposals to cause a material change in the capitalization of Morgan Creek.

     (f) Neither Newport Capital nor Pierce have any present plans or proposals to make any other material change to the business or corporate structure of Morgan Creek.

     (g) Neither Newport Capital nor Pierce have any present plans or proposals to change Morgan Creek's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Morgan Creek by any person.

     (h) Neither Newport Capital nor Pierce have any present plans or proposals to cause Morgan Creek's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Newport Capital nor Pierce have any present plans or proposals relating to a class of securities of Morgan Creek becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Newport Capital nor Pierce have any present plans or proposals to take any action similar to any of those enumerated in (a) through
          (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 14, 2006, Newport Capital beneficially owned 500,000 shares of Newport Capital (or approximately 6.15% of the outstanding shares) of Morgan Creek's common stock.

     (b) Neither Newport Capital nor Pierce own any other common or preferred shares of Morgan Creek. As of the date of this Schedule, Pierce, on behalf of Newport Capital, has the sole power to vote or to direct the voting of the 500,000 common shares of Morgan Creek.

     (c) As of February 14, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Morgan Creek equity securities had been engaged in by either Newport Capital or Pierce or Dana Pierce.

     (d) To the best knowledge and belief of the undersigned, no person other than Pierce, on behalf of Newport Capital, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Newport Capital or Pierce exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          NEWPORT CAPITAL CORP.


Date: February 27, 2006             By:   /s/ BRENT PIERCE
-----------------------                  ----------------------------
                                              Brent Pierce, President


Date: February 27, 2006                  /s/ BRENT PIERCE
-----------------------                  ----------------------------
                                             Brent Pierce